Exhibit 99.2

ASX ANNOUNCEMENT
16 July 2026

2026 Extraordinary General Meeting Results

Elevra Lithium Limited (ACN 091 951 978) (ASX:ELV; NASDAQ:ELVR) (“Elevra” or “Company”) wishes to announce that all resolutions were passed following a poll at the Company's Extraordinary General Meeting held this morning, 16 July 2026.

Details of the votes cast are provided on the following page.

Announcement authorised for release by Elevra’s Board of Directors.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ) with projects in Québec, Canada, United States and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%). In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

Elevra Lithium Limited Extraordinary General Meeting Thursday, 16 July 2026 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Ratification of prior issue of Institutional Placement Shares	Ordinary	69,699,790 99.60%	214,128 0.31%	65,904 0.09%	18,020,364	70,675,203 99.70%	214,128 0.30%	18,020,364	Carried
2 Approval to issue Tranche 1 Convertible Notes and Shares following conversion	Ordinary	86,209,129 99.79%	113,925 0.13%	66,447 0.08%	2,461,932	87,203,756 99.87%	113,925 0.13%	2,461,932	Carried
3 Ratification of prior issue of Consideration Shares to Lithium Offtake Inc.	Ordinary	88,602,833 99.77%	128,374 0.14%	80,217 0.09%	40,009	89,611,230 99.86%	128,374 0.14%	40,009	Carried
4 Ratification of prior issue of Consideration Options to Lithium Offtake Inc.	Ordinary	88,613,305 99.78%	130,823 0.15%	66,118 0.07%	41,187	89,607,603 99.85%	130,823 0.15%	41,187	Carried
5 Approval of financial assistance under section 260B of the Corporations Act	Special	88,587,515 99.77%	129,333 0.15%	72,510 0.08%	61,853	89,580,711 99.85%	137,760 0.15%	61,853	Carried
* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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